DLA Piper US LLP 1221 S. MoPac Expressway Suite 400 Austin, Texas 78746-7650 www.dlapiper.com
John J. Gilluly III, P.C. john.gilluly@dlapiper.com T 512.457.7000 F 512.457.7001

June 21, 2007

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attention: Barbara Jacobs and Craig Wilson

Re:
PROS Holdings, Inc.
Registration Statement on Form S-1
File No. 333-141884

Dear Ms. Jacobs and Mr. Wilson:

        We are writing on behalf of our client, PROS Holdings, Inc. (the "Company"), in response to the letters of comments dated June 20, 2007 regarding the Company's Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-141884, the "Registration Statement") from the Staff of the Securities and Exchange Commission to the Company. The numbered paragraphs herein restate the numbered paragraphs in the Staff's comment letters, and the discussions set out below such paragraphs are the Company's response to the Staff's comments. Unless otherwise stated herein, page references in this letter are to page numbers in Amendment No. 3 to the Registration Statement ("Amendment No. 3").

Compensation Discussion and Analysis

        1.     Please provide us with a more comprehensive analysis as to the competitive harm to PROS Holdings if the year-end sales backlog target for 2006 and the 2007 targets were to be disclosed. See Instruction 4 to Item 402(b) of Regulation S-K.

    Response:    The Company intends to file Amendment No. 4 to the Registration Statement ("Amendment No. 4") and confirms for the Staff that the Company will include the omitted targets.

Stock-based Compensation

        1.     We note that you refer to the valuation obtained by an independent valuation firm in determining the fair value of your common stock as of February 28,2007. We also note that you filed the expert's consent with Amendment no. 2 filed on June 11, 2007; however, such consent is limited to Amendment no. 2. Please file an updated consent with the filing or you may remove this reference. Please refer to Securities Act Rule 436. Please also advise why you have not provided disclosure under Item 509 of Regulation S-K.

    Response:    The Company intends to file an updated consent of the independent valuation firm with Amendment No. 4. Item 509 of Regulation S-K requires disclosure of interests of "any experts named in the Registration Statement as having prepared or certified any part thereof (or is named as having prepared or certified a report or valuation for use in connection with the Registration Statement)." The Company does not believe that Houlihan, Smith & Co., Inc. ("Houlihan") is an expert within the meaning of Item 509. Houlihan will consent to being named in the registration statement but is not expertising any section thereof, nor was Houlihan's valuation report prepared for use in connection with the registration statement. The Company originally utilized Houlihan for valuation work in 2005 in connection with equity incentive grants. The Company did not grant any equity securities in 2006, so it did not engage Houlihan to prepare a report during that period. In anticipation of the Company's option grants in 2007, the Company again engaged Houlihan to prepare its valuation report. Houlihan did not prepare the valuation report (or any other valuation report) for use in connection with the Registration Statement and is not identified as having done so in the Registration Statement. For these reasons, the Company respectfully submits that disclosure related to the independent valuation firm as an expert under Item 509 is not applicable.

    The Company confirms for the Staff that Houlihan (i) was never employed on a contingent basis, (ii) does not have, and will not receive in connection with the offering, a substantial interest, direct or indirect, in the Company or any of its parents or subsidiaries and (iii) is not connected with the Company or any of its parents or subsidiaries as a promoter, managing underwriter, voting trustee, director, officer or employee.

        2.     We note your revised disclosure on pages 37 and 38 and we continue to believe that you did not completely address our comment. In this regard, we note that the fair value determined by the Company on March 26, 2007 is 23% higher than the value determined by an independent valuation specialist on February 28, 2007. Given this significant difference, we would expect the Company's explanation for the increased value regarding factors such as the financial results to address quarterly results and trends over fiscal 2006 and the quarter ended March 31, 2007 rather than annual 2005-2006 changes. Please revise your disclosure to address how each of the factors you disclose contributed to the difference in the fair value of $4.89 per share determined by the independent valuation specialist and $6 per share determined by the Board. Revised disclosure explaining your valuations should allow investors to understand more completely the manner and degree to which your valuation assumptions and factors impact your operating results, financial condition and changes in financial condition as well as understand the uncertainties and subjectivity involved in applying your accounting policies and estimates.

    Response:    Based on our discussions with the Staff, the Company has revised its disclosure as set forth in Exhibit A hereto and intends to incorporate such disclosure in Amendment No. 4 after review with the Staff.

        3.     Your disclosure indicates the use of a discount rate of 18% for discounted cash flows, 25% for marketability, and 40% for the probability of an IPO. Please explain to us and disclose how these rates are clearly demonstrated to be an objective determinant of fair value. See footnote 4 to paragraph 4 of the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" (the "Practice Aid").

    Response:    The Company has revised its disclosure as set forth in Exhibit A hereto and intends to incorporate such disclosure in Amendment No. 4 after review with the Staff. As described in the revised disclosure, the Company submits that the discount rates were determined by Houlihan based on reviews of various objective, independent third party studies of appropriate discount rates.

        4.     Tell us and disclose how you determined the probability of an initial public offering to be 40% on the date of grants, March 26, 2007 and April 2, 2007 in view of the fact that you selected underwriters in January 2007 and filed Form S-1 on April 4, 2007.

    Response:    The Company has revised its disclosure as set forth in Exhibit A hereto and intends to incorporate such disclosure in Amendment No. 4 after review with the Staff. The Company has reassessed the fair value of its common stock as described in the revised disclosure.

        5.     You disclose that during April, May, June 2007, the initial offering market for emerging technology companies and associated valuation multiples continued to strengthen and the changes in the capital market increased the likelihood of a liquidity event. Please revise to disclose and quantify the valuation multiples used in determining the $6 fair value per share and disclose any changes in those multiples, as well as other factors and intervening events that explain the increase in value attributable to your estimated IPO price of $11 per share. In addition, please provide a detailed calculation with objective verifiable evidence that supports the board determination fair value of $6 per share on March 26, 2007 and April 2, 2007.

    Response:    The Company has revised its disclosure as set forth in Exhibit A hereto and intends to incorporate such disclosure in Amendment No. 4 after review with the Staff.

Revenue Recognition

        6.     Please refer to comment 5 in our letter dated June 14, 2007. We note your response where you provide your average renewal rates by customer industries for 2004, 2005 and 2006. We reiterate our request that you tell us the range of renewal rates for each of your customer's industries and the concentration of those rates around what you determine to be fair value of VSOE.

    Response:    The Company respectfully submits to the Staff that it has established VSOE based on the contractually stated renewal rate as negotiated independently and based on a percentage of license revenue. The Company further submits that the renewal rate is negotiated as a consistent percentage of the license fee and is substantive. The Company believes that VSOE has been established by reference to TPA 5100.55.

    Accordingly, further analysis of the variance in stated renewal rates on a customer to customer or product to product basis is not required to support VSOE of PCS.

    However, in response to the Staff's comment, the range of renewal rates for maintenance expressed as a percentage of the license fee for each of the Company's customers' industries and the concentration around those rates around the fair value of VSOE is set forth in the following table:

				Concentration
	Range
Industry				Renewals between 85% and 115% of average
	Low	High	Average
2006
Airline	15%	22%	20%	89%
Services	17%	31%	20%	85%
Manufacturing	17%	25%	18%	88%
Hotel and Cruise	22%	25%	24%	100%
Distribution	18%	20%	19%	100%
2005
Airline	15%	40%	20%	88%
Services	17%	20%	19%	100%
Manufacturing	17%	25%	18%	84%
Hotel and Cruise	25%	25%	25%	100%
Distribution	n/a	n/a	n/a	n/a
2004
Airline	15%	27%	17%	95%
Services	17%	20%	19%	100%
Manufacturing	n/a	n/a	n/a	n/a
Hotel and Cruise	25%	25%	25%	100%
Distribution	n/a	n/a	n/a	n/a

        Please note that the Company requests that the Staff permit the Company's request for acceleration orally or by facsimile in accordance with Rule 461(a) of Regulation C. Pursuant to Rule 461(a), if the Company requests such acceleration orally, it will provide a letter indicating that fact and stating that the Company and the principal underwriters are aware of their obligations under the Securities Act of 1933, as amended, along with the registration statement or pre-effective amendment thereto at the time of filing with the Securities and Exchange Commission.

        We appreciate the Staff's attention to the review of the Registration Statement. Please do not hesitate to contact the undersigned at (512) 457-7090 if you have any questions regarding this letter.

Sincerely,
DLA Piper US LLP
By:	/s/ JOHN J. GILLULY III, P.C. John J. Gilluly III, P.C.
cc:	Albert E Winemiller, PROS Holdings, Inc. Charles H. Murphy, PROS Holdings, Inc.

EXHIBIT A

        [Proposed revision to pages 37 and 38 of Amendment No. 3]

        In March and April 2007, we granted stock options with exercise prices as follows:

(Dollars in thousands, except share data) Option grant date	Shares subject to option	Per share exercise price	Per share fair value	Aggregate intrinsic value(1)

March 26, 2007	860,000	$6.00	$8.25	$4,300,000
April 2, 2007	300,000	6.00	8.25	1,500,000

	1,160,000			$5,800,000

(1)
The aggregate intrinsic value was calculated based on the positive difference between the assumed initial public offering price of $11.00 per share and the exercise price of the options.

        Significant Factors, Assumptions and Methodologies Used in Determining Fair Value.    The fair value of our common stock for options granted on March 26, 2007 and April 2, 2007 was originally estimated by our board, with input from management. Determining the fair value of our common stock requires making complex and subjective judgments. Our board considered objective and subjective factors including our financial results and financial condition, a valuation report from Houlihan Smith & Company, Inc., or Houlihan, the absence of a trading market for our common stock and discussions with the underwriters related to our potential initial public offering.

        Our board reviewed the growth in our business during 2006 as reflected in our financial results in 2006 as compared to 2005. In particular, the Board considered our total revenue and net income of $46.0 million and $6.6 million, respectively. These amounts reflected an increase of our total revenue and net income in 2006 versus 2005 of 31.0% and 153.8%, respectively. Our board also received a preliminary report from our chief financial officer regarding our results in the first quarter of 2007 which were expected to be consistent with our internal estimates and to represent substantial growth compared to the prior year period.

        Our board also reviewed a contemporaneous valuation report from Houlihan which determined an enterprise value of $101.6 million, or $4.89 per share on a fully diluted basis, as of February 28, 2007. In performing its analyses, Houlihan applied discounts for lack of control and lack of marketability of 15% and 25%, respectively. Both discount rates were based on ranges of such rates identified in various independent third-party studies analyzing discount rates and the actual rates utilized by Houlihan were selected from within such ranges based on qualitative considerations such as our diverse capitalization structure, growth and prospects for future growth. The Houlihan valuation of $4.89 did not take into consideration the contemplated redemption of our preferred stock, payment of a cash dividend or incurrence of indebtedness.

        Houlihan analyzed our fair value using a market approach and an income approach. In performing the market approach, Houlihan used the Guideline Public Company Method and the Guideline Transactions Method. The Guideline Public Company Method attempts to determine enterprise value based on comparisons to public companies in similar lines of business. The Guideline Transactions Method attempts to determine value based on merger and acquisition transactions involving companies engaged in the same or similar lines of business and of a comparable size. A key assumption under the market approach is that the selected comparable companies are truly comparable. In selecting guideline companies, Houlihan searched for companies engaged in similar lines of business, with similar clients, employee bases and operating and margin structure.

        Houlihan concluded that enterprise value, or EV, to earnings before interest, taxes, depreciation and amortization, or EBITDA, would yield the most appropriate indication of value for us because

Houlihan believed that potential investors would focus primarily on our ability to yield the necessary returns based on positive cash flows.

        Under the Guideline Public Company Method, the range of EV to EBITDA multiples of the guideline companies was 10.1x to 29.2x with a median of 14.7x. Houlihan adjusted the median EV to EBITDA market multiple of the guideline companies downward approximately 10% to reflect our smaller size relative to the median of the guideline companies. Houlihan applied the selected multiple to our 2006 EBITDA to determine an indication of our enterprise value. The value was then adjusted as previously discussed for the common stock's lack of marketability and for its minority position. Houlihan concluded the value of our common stock on a non-marketable minority basis as of February 28, 2007 was $105.4 million using the Guideline Public Company Method.

        Under the Guideline Transactions Method, the range of EV to EBITDA multiples was 7.4x to 18.9x with a median of 12.0x. Houlihan adjusted the median EV to EBITDA multiple downward approximately 10% to reflect our smaller size relative to the median of the comparable companies. Houlihan applied the selected multiple to our 2006 EBITDA to determine an indication of our enterprise value. The value was then adjusted (previously discussed) for the common stock's lack of marketability and for a minority position. Houlihan concluded that the indicated value of our common stock on a non-marketable minority basis as of February 28, 2007 was $97.8 million using the Guideline Transactions Method.

        The income approach seeks to derive the present value of an enterprise based on a discount of future economic benefits. The income approach differs from the market approach in that the income approach is based on entity-specific assumptions whereas the market approach is based on marketplace rules and assumptions.

        To analyze our value using the income approach, Houlihan projected our operating cash flows for the years ended December 31, 2007 though December 31, 2011 and our final cash flow, or terminal value, at the end of the period. Forecasting future cash flows involves substantial uncertainties, and forecasts are likely to be speculative and unreliable. Our future cash flows were derived based on estimated annual revenue growth rates ranging from 20% to 32.5% and total operating expenses ranging from 50% to 52.4% of total revenue.

        Houlihan computed the present value of our future cash flows and terminal value to be $101.6 million by applying a risk-adjusted discount rate of 18%. Houlihan determined the discount rate by adding a small-stock risk premium and a company-specific risk premium to the rate of return on long-term on U.S. Treasury securities. If different discount rates had been used, the valuation would have been different.

        Using the three approaches, Houlihan determined a weighted-average enterprise valuation of $101.6 million, weighting each of the Guideline Public Company Approach and Guideline Transactions Approach by 25% and the income approach by 50%.

        Our board also considered the increasing likelihood of our initial public offering. Throughout our registration process, our board has been very deliberate in its consideration of whether to pursue our initial public offering. On March 26, 2007 and April 2, 2007, our board's intent was to file the registration statement when ready and to assess whether doing so had an adverse impact on our business and our customer relationships. Our board was uncertain on each of the dates of grant what the reaction from customers, partners and employees would be to our public disclosure of information about us. If the reaction was negative, our board would reconsider whether to continue with our initial public offering as we did not require additional financing to operate our business. We had successfully grown our business as a private company and achieved eight consecutive years of profitability.

        Based on the foregoing, our board determined that the fair value of our common stock as of March 26, 2007 was $6.00 per share. On March 29, 2007 we redeemed our preferred stock for

$17.4 million, including accrued dividends of $5.6 million. On March 30, 2007, we incurred indebtedness of $20.0 million and paid a dividend of $41.3 million to our common stockholders. On April 2, 2007, our board determined that in light of these events, the fair value of our common stock on April 2, 2007 may have been less than $6.00 per share. However, in the interest of fairness and company morale the board determined that setting the exercise price of the options granted on April 2, 2007 at $6.00 per share was in the best interest of the company.

        Significant Factors Contributing to the Difference between Fair Value as of the Date of Each Grant and Estimated IPO Price.    The assumed initial public offering price of our common stock of $11.00 per share exceeds the estimated fair value originally determined by our board on March 26, 2007 and April 2, 2007 by $5.00 per share. The increase in price is due in part to the application of different methodologies for valuing our common stock. To arrive at the price range on the cover of this prospectus, the underwriters' analysis of value was based on multiples of our estimated future operating results, whereas Houlihan relied on historical information for its market approach. Our underwriters used this methodology because they believe it more accurately assesses the price at which our stock will trade in the public market. In addition, since April 2, 2007, we believe that the fair value of our common stock has also increased as a result of the following developments:

  •
  Our board determined to proceed with our initial public offering after assessing that the reaction from our customers, employees and partners of our filing of our registration statement was not negative and their resultant belief that our initial public offering should not adversely affect our relations with them;

  •
  The fair value determinations on March 26, 2007 and April 2, 2007 were made prior to the final determination of our operating results for the first quarter of 2007. Our operating results in the first quarter of 2007 represented a significant improvement over the operating results in the first quarter of 2006 and exceeded our internal operating plan. In particular, total revenue and net income increased in the first quarter of 2007 versus the first quarter of 2006 by 37.1% and 80.7%, respectively. These results were definitively known at the time the proposed initial public offering price range was determined but not on the dates of grant;

  •
  In April, May and June of 2007, the market for pricing and revenue optimization software remained strong as evidenced by our signing several new customer contracts in line with our internal operating plans;

  •
  On April 22-24, 2007, we held our annual conference of pricing and revenue optimization professionals. Our 2007 conference was our highest attended conference to date, and we believe that this conference significantly enhanced our customers' overall knowledge of pricing and revenue optimization strategies and their satisfaction with our products;

  •
  The absence of any liquidity discount at the time of our initial public offering;

  •
  During April, May and June 2007, the initial public offering market for emerging technology companies continued to strengthen, which increased the likelihood of our initial public offering; and

  •
  In May and June 2007, we identified two persons who will become new independent board members upon the completion of the offering.

        In light of these developments, our management has reassessed the fair value of our common stock for financial accounting purposes on March 26, 2007 and April 2, 2007. Based on the substantial likelihood of completion of this offering, we have concluded that the valuation methodology used by our underwriters in arriving at the assumed initial public offering price of $11.00 per share more accurately reflected the fair value of our stock on those dates. As such, we have determined that the estimated fair value of our common stock for financial accounting purposes on those dates was $8.25 per share, which represents the assumed initial public offering price of $11.00 per share less the 25% marketability discount applied by Houlihan. Based on this reassessment, we had approximately $4.1 million of unrecognized stock-based compensation expense at March 31, 2007 that will be expensed over the remaining vesting period of the options, which is generally four years.